SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2

HAMPSHIRE GROUP, LIMITED

(Name of Issuer)

Common Stock, $.10 par value per share

(Title of Class of Securities)

408859106

(CUSIP Number)

Paul Buxbaum

28632 Roadside Drive, Suite 150

Agoura Hills, CA  91301

(818) 878-3900

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

 CUSIP No. 408859106

___________________________________________________________________________________

(1)     Names of reporting persons: BGY II, LLC

____________________________________________________________________________________

(2)     Check the appropriate box if a member of a group (see instructions)

             (a) [  ]

             (b) [  ]

____________________________________________________________________________________

(3)     SEC use only

____________________________________________________________________________________

(4)     Source of funds (see instructions)  OO

____________________________________________________________________________________

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [  ]

____________________________________________________________________________________

(6)    Citizenship or place of organization    Delaware

____________________________________________________________________________________

Number of shares beneficially owned by each reporting person with:

____________________________________________________________________________________

(7) Sole voting power                                           0

____________________________________________________________________________________

(8)   Shared voting power                                   2,740,534*

____________________________________________________________________________________

(9)   Sole dispositive power                                 0

____________________________________________________________________________________

 (10)  Shared dispositive power                          2,740,534*

____________________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person        2,740,534*

____________________________________________________________________________________

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    [  ]

____________________________________________________________________________________

(13)    Percent of class represented by amount in Row (11)            32.42%**

____________________________________________________________________________________

(14)      Type of reporting person (see instructions)          OO

____________________________________________________________________________________

*

Represents a total of 2,740,534 shares of common stock (the “Merger Consideration Shares”) issued to BGY II, LLC pursuant to the Merger Agreement (as defined below). The Merger Consideration Shares are subject to distribution by BGY II, LLC to each of Paul Buxbaum, David Gren and YIH III, LLC (each of whom are members of BGY II, LLC) pursuant to the terms of a distribution agreement by and among BGY II, LLC, Paul Buxbaum, David Gren and YIH III, LLC (collectively, the “Reporting Persons”). As more fully described below, the shares of common stock that are the subject of this Amendment No. 2 to Schedule 13D (the “Subject Shares”), are subject to an Amended and Restated Voting Agreement pursuant to which the Reporting Persons are required to vote the Subject Shares in favor of certain actions of the Issuer as more fully set forth therein.  Additionally, as more fully described below, Paul Buxbaum, David Gren and YIH III, LLC are subject to a Stockholder Rights Agreement, as amended.

Page 2 of 16 Pages

**

Based on 8,452,657 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

Page 3 of 16 Pages

CUSIP No. 408859106

____________________________________________________________________________________

(1)     Names of reporting persons: Paul Buxbaum

____________________________________________________________________________________

(2)     Check the appropriate box if a member of a group (see instructions)

             (a) [  ]

             (b) [  ]

____________________________________________________________________________________

(3)     SEC use only

____________________________________________________________________________________

(4)     Source of funds (see instructions)  OO

____________________________________________________________________________________

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [  ]

____________________________________________________________________________________

(6)    Citizenship or place of organization          United States

____________________________________________________________________________________

Number of shares beneficially owned by each reporting person with:

____________________________________________________________________________________

(7) Sole voting power                                          56,750*

____________________________________________________________________________________

(8)   Shared voting power                                     2,740,534**

____________________________________________________________________________________

(9)   Sole dispositive power                                  56,750*

____________________________________________________________________________________

 (10)  Shared dispositive power                           2,740,534**

____________________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person             2,797,284***

____________________________________________________________________________________

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    [  ]

____________________________________________________________________________________

(13)    Percent of class represented by amount in Row (11)                         33.07%****

____________________________________________________________________________________

(14)      Type of reporting person (see instructions)                                        IN

____________________________________________________________________________________

*

The amount set forth on lines 7 and 9 consists of 50,000 shares of the Issuer’s common stock held in a revocable trust established by Paul Buxbaum and 6,750 shares of the Issuer’s common stock subject to stock options exercisable within 60 days of the date of this filing.

**	The amount set forth on lines 8 and 10 represents the aggregate number of Merger Consideration Shares held by BGY II, LLC, of which Paul Buxbaum is the Managing Member.

Page 4 of 16 Pages

***

The amount set forth in line 11 includes 2,740,534 Merger Consideration Shares currently held by BGY II, LLC, 50,000 shares of the Issuer’s common stock held in a revocable trust established by Paul Buxbaum and 6,750 shares of the Issuer’s common stock subject to stock options exercisable within 60 days of the date of this filing. The Merger Consideration Shares are subject to distribution by BGY II, LLC to each of Paul Buxbaum, David Gren and YIH III, LLC (each of whom are members of BGY II, LLC) pursuant to the terms of a distribution agreement by and among BGY II, LLC, Paul Buxbaum, David Gren and YIH III, LLC.  As more fully described below, the Subject Shares are subject to an Amended and Restated Voting Agreement pursuant to which the Reporting Persons are required to vote the Subject Shares in favor of certain actions of the Issuer as more fully set forth therein. Additionally, as more fully described below, Paul Buxbaum, David Gren and YIH III, LLC are subject to a Stockholder Rights Agreement, as amended.

****

Based on 8,452,657 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013 and an additional 6,750 shares of Common Stock that would be outstanding upon the exercise by Mr. Buxbaum of stock options exercisable within 60 days of the date of this filing.

Page 5 of 16 Pages

CUSIP No. 408859106

____________________________________________________________________________________

(1)     Names of reporting persons: David Gren

____________________________________________________________________________________

(2)     Check the appropriate box if a member of a group (see instructions)

             (a) [  ]

             (b) [  ]

____________________________________________________________________________________

(3)     SEC use only

____________________________________________________________________________________

(4)     Source of funds (see instructions)  OO

____________________________________________________________________________________

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [  ]

____________________________________________________________________________________

(6)    Citizenship or place of organization      United States

____________________________________________________________________________________

Number of shares beneficially owned by each reporting person with:

____________________________________________________________________________________

(7) Sole voting power                                           45,000*

____________________________________________________________________________________

(8)   Shared voting power                                     0**

____________________________________________________________________________________

(9)   Sole dispositive power                                  45,000*

____________________________________________________________________________________

 (10)  Shared dispositive power                           0**

____________________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person         2,785,534***

____________________________________________________________________________________

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    [  ]

____________________________________________________________________________________

(13)    Percent of class represented by amount in Row (11)            32.78%****

____________________________________________________________________________________

(14)      Type of reporting person (see instructions)                      IN

____________________________________________________________________________________

*	The amount set forth on lines 7 and 9 consists of 45,000 shares of the Issuer’s common stock subject to stock options exercisable within 60 days of the date of this filing.

**

Does not include any of the Merger Consideration Shares owned by BGY II, LLC. Mr. Gren is a member of BGY II, LLC but does not have the power to affect the manner in which the Merger Consideration Shares may be voted or disposed.

Page 6 of 16 Pages

***

The amount set forth in line 11 includes 2,740,534 Merger Consideration Shares currently held by BGY II, LLC and 45,000 shares of the Issuer’s common stock subject to stock options exercisable within 60 days of the date of this filing. The Merger Consideration Shares are subject to distribution by BGY II, LLC to each of Paul Buxbaum, David Gren and YIH III, LLC (each of whom are members of BGY II, LLC) pursuant to the terms of a distribution agreement by and among BGY II, LLC, Paul Buxbaum, David Gren and YIH III, LLC.  As more fully described below, the Subject Shares are subject to an Amended and Restated Voting Agreement pursuant to which the Reporting Persons are required to vote the Subject Shares in favor of certain actions of the Issuer as more fully set forth therein. Additionally, as more fully described below, Paul Buxbaum, David Gren and YIH III, LLC are subject to a Stockholder Rights Agreement, as amended.

****

Based on 8,452,657 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013 and an additional 45,000 shares of Common Stock that would be outstanding upon the exercise by Mr. Gren of stock options exercisable within 60 days of the date of this filing.

Page 7 of 16 Pages

CUSIP No. 408859106

____________________________________________________________________________________

(1)     Names of reporting persons: YIH III, LLC

____________________________________________________________________________________

(2)     Check the appropriate box if a member of a group (see instructions)

             (a) [  ]

             (b) [  ]

____________________________________________________________________________________

(3)     SEC use only

____________________________________________________________________________________

(4)     Source of funds (see instructions)  OO

____________________________________________________________________________________

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [  ]

____________________________________________________________________________________

(6)    Citizenship or place of organization              Delaware

____________________________________________________________________________________

Number of shares beneficially owned by each reporting person with:

____________________________________________________________________________________

(7) Sole voting power                    0

____________________________________________________________________________________

(8)   Shared voting power                     0*

____________________________________________________________________________________

(9)   Sole dispositive power               0

____________________________________________________________________________________

 (10)  Shared dispositive power                            0*

____________________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person                                    2,740,534**

____________________________________________________________________________________

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    [  ]

____________________________________________________________________________________

(13)    Percent of class represented by amount in Row (11)                                                        32.42%***

____________________________________________________________________________________

(14)      Type of reporting person (see instructions)                                                              OO

____________________________________________________________________________________

*

Does not include any of the Merger Consideration Shares owned by BGY II, LLC. YIH III, LLC is a member of BGY II, LLC but does not have the power to affect the manner in which the Merger Consideration Shares may be voted or disposed.

Page 8 of 16 Pages

**

The amount set forth in line 11 includes 2,740,534 Merger Consideration Shares currently held by BGY II, LLC. The Merger Consideration Shares are subject to distribution by BGY II, LLC to each of Paul Buxbaum, David Gren and YIH III, LLC (each of whom are members of BGY II, LLC) pursuant to the terms of a distribution agreement by and among BGY II, LLC, Paul Buxbaum, David Gren and YIH III, LLC.  As more fully described below, the Subject Shares are subject to an Amended and Restated Voting Agreement pursuant to which the Reporting Persons are required to vote the Subject Shares in favor of certain actions of the Issuer as more fully set forth therein. Additionally, as more fully described below, Paul Buxbaum, David Gren and YIH III, LLC are subject to a Stockholder Rights Agreement, as amended.

***

Based on 8,452,657 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013.

Page 9 of 16 Pages

Item 1.  Security and Issuer

This Amendment No. 2 to Schedule 13D is being filed by each of the Reporting Persons to amend the Schedule 13D filed by them on September 6, 2011, as amended by Amendment No. 1 thereto filed on April 26, 2012, relating to the acquisition of shares of Common Stock, par value $.10 per share (the “Common Stock”) of Hampshire Group, Limited, a Delaware corporation (the “Issuer”) pursuant to the terms and conditions of the Merger Agreement (as defined below).  The address of the principal executive offices of the Issuer is 114 W. 41st Street, New York, New York, 10036.

This Amendment No. 2 is being filed in connection with the acquisition by BGY II, LLC of an additional 1,019,687 shares of Common Stock pursuant to the terms and conditions of the Merger Agreement.

Item 2.  Identity and Background

BGY II, LLC (“BGY”) is a Delaware limited liability company. The principal business of BGY is asset management and liquidation.  BGY’s business address is 28632 Roadside Drive, Suite 150, Agoura Hills, CA 91301.

During the last five years, BGY (i) has not been convicted in a criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that BGY was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Paul Buxbaum (“Buxbaum”) is an individual and citizen of the United States.  Buxbaum’s business address is 28632 Roadside Drive, Suite 150, Agoura Hills, CA 91301.  Buxbaum is the Principal, Chairman and Chief Executive Officer of Buxbaum Group and the Chairman, President and Chief Executive Officer of the Issuer.

During the last five years, Buxbaum (i) has not been convicted in a criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that Buxbaum was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

David Gren (“Gren”) is an individual and citizen of the United States.  Gren’s business address is 114 West 41st Street, New York, New York 10036.  Gren is the President and General Manager of Rio Garment, S.A, and President of Hampshire International LLC, each a subsidiary of the Issuer.

During the last five years, Gren (i) has not been convicted in a criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that Gren was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

YIH III, LLC (“YIH”) is a Delaware limited liability company.  The principal business of YIH is private equity investment.  YIH’s business address is c/o MRC Capital Group, 230 Park Avenue, Suite 1000, New York, NY 10169.

During the last five years, YIH (i) has not been convicted in a criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that YIH was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to the terms and provisions of the Merger Agreement (as defined and more fully described below), the Issuer issued an additional 1,019,687 shares of its Common Stock to BGY on behalf of each of Buxbaum, Gren and YIH, bringing the total number of Merger Consideration Shares issued to BGY pursuant to the Merger Agreement to 2,740,534 shares.  All Merger Consideration Shares are subject to distribution by BGY to each of Buxbaum, Gren and YIH pursuant to the terms and provisions of a distribution agreement entered into by and among BGY, Buxbaum, Gren and YIH.  The Merger Consideration Shares were issued to BGY in partial consideration for the Issuer’s acquisition of Rio Garment S. de R.L., a Honduran limited liability company, under the Merger Agreement.

Page 10 of 16 Pages

Item 4.  Purpose of Transaction

Merger Agreement

This Amendment No. 2 to Schedule 13D is filed by each of BGY, Buxbaum, Gren and YIH in connection with the issuance by the Issuer to BGY of the Merger Consideration Shares pursuant to the terms of an Agreement and Plan of Merger, dated June 13, 2011, by and among the Issuer, RG Merger Sub S.A., a Honduran sociedad anonima and an indirect wholly owned subsidiary of the Issuer (“Merger Sub”), Rio Garment S. de R.L., a Honduran limited liability company (“Rio”), each of Buxbaum, Gren, and YIH (hereinafter collectively referred to as the “Equityholders”) and BGY as representative of the Equityholders.  The Agreement and Plan of Merger was previously disclosed by the Issuer on its Current Report on Form 8-K filed with the Securities Exchange Commission on June 17, 2011.  The Agreement and Plan of Merger was amended by an Amendment to Agreement and Plan of Merger dated August 15, 2011 by and among the Issuer, Merger Sub, Rio and BGY, and an Amendment No. 2 to Agreement and Plan of Merger dated August 25, 2011 by and among the Issuer, Merger Sub, Rio and BGY, each as previously disclosed by the Issuer on its Current Reports on Form 8-K filed with the Securities Exchange Commission on August 17, 2011 and August 30, 2011, respectively. The Agreement and Plan of Merger was subsequently amended by Letter Agreement Amendments dated as of March 7, 2013, April 1, 2013 and April 5, 2013, of which the Amendments dated as of March 7, 2013 and April 5, 2013 were previously disclosed by the Issuer on its Current Reports on Form 8-K filed with the Securities Exchange Commission on March 13, 2013 and April 9, 2013, respectively.   The Agreement and Plan of Merger, as amended, is referred to herein as the “Merger Agreement.” Pursuant to the Merger Agreement, Rio was merged with and into Merger Sub and the separate existence of Rio ceased (the “Merger”).  As disclosed by the Issuer on its Current Report on Form 8-K filed with the Securities Exchange Commission on August 30, 2011, the Merger closed on August 25, 2011.

Pursuant to the terms and conditions of the Merger Agreement, as previously reported, the Issuer issued to BGY on behalf of the Equityholders a total of 1,720,847 of shares of its Common Stock.  Pursuant to the applicable terms of the Merger Agreement, (i) on September 6, 2012, 60,258 additional shares of Common Stock, which were previously held back in connection with potential tax indemnification claims, were issued to BGY on behalf of the Equityholders and (ii) on September 5, 2013, 959,429 additional shares of Common Stock, which were previously held back in connection with potential tax indemnification claims and other potential claims based upon Equityholders’ breach of their representations and warranties or covenants in the Merger Agreement, were issued to BGY on behalf of the Equityholders. No additional shares of Common Stock are issuable under the Merger Agreement.

Pursuant to Section 9.4 of the Merger Agreement, BGY was designated as the Equityholders’ Representative to act for and on behalf of the Equityholders for the purposes set forth therein.  Under the Merger Agreement, all payments of merger consideration were paid or issued to BGY on behalf of the Equityholders.  All such consideration, including the Merger Consideration Shares, issued to BGY on behalf of the Equityholders, is subject to distribution by BGY to the Equityholders pursuant to a distribution agreement among BGY and the Equityholders.

The description of the Merger Agreement contained in this Amendment No. 2 to Schedule 13D is qualified in its entirety by reference to the full text of the Merger Agreement and the above referenced amendments thereto, copies of which have been filed with the Issuer’s Current Reports on Form 8-K filed with the Securities Exchange Commission on each of June 17, 2011, August 17, 2011, August 30, 2011, March 13, 2013 and April 9, 2013.

Page 11 of 16 Pages

Buxbaum Option Shares

On March 30, 2012, the Compensation Committee of the Board of Directors of the Issuer granted a total of 13,500 non-qualified options to purchase Common Stock to Mr. Buxbaum in his capacity as a director of the Issuer, under the Issuer’s 2009 Stock Incentive Plan (the “2009 Plan”) pursuant to an Option Grant Notice and Agreement. The options are exercisable at an exercise price of $2.05 per share. Options to purchase 3,375 shares of Common Stock are currently vested and exercisable. The balance of the options will vest and become exercisable in equal installments on December 31st of each of 2013, 2014 and 2015.

On July 17, 2013 (the “Date of Grant”), the Compensation Committee of the Board of Directors of the Issuer granted a total of 1,000,000 non-qualified options to purchase Common Stock to Buxbaum in his capacity as the Issuer’s Chairman of the Board, President and Chief Executive Officer, under the Issuer’s 2009 Plan pursuant to an Option Grant Notice and Agreement dated as of July 17, 2013.

The exercise prices of the options are as follows:

•     250,000 options have an exercise price of $4.50 per share;

•     250,000 options have an exercise price of $6.75 per share;

•     150,000 options have an exercise price of $9.00 per share;

•     125,000 options have an exercise price of $11.25 per share;

•     125,000 options have an exercise price of $13.50 per share; and

•     100,000 options have an exercise price of $15.75 per share.

The options will expire on June 30, 2023, unless terminated sooner in accordance with the terms of the 2009 Plan. Unless terminated prior to vesting, the options will vest on the following schedule. For clarity, each group of options at a common exercise price is referred to herein as an “Option Group.”

•     20% of the options in each Option Group will vest upon the first anniversary of the Date of Grant;

•     An additional 20% of the options in each Option Group will vest upon the earlier to occur of (i) the second anniversary of the Date of Grant or (ii) the achievement by the Issuer of at least $5 million of trailing twelve months Adjusted EBITDA;

•     An additional 20% of the options in each Option Group will vest upon the earlier to occur of (i) the third anniversary of the Date of Grant or (ii) the achievement by the Issuer of at least $7.5 million of trailing twelve months Adjusted EBITDA;

•     An additional 20% of the options in each Option Group will vest upon the earlier to occur of (i) the fourth anniversary of the Date of Grant or (ii) the achievement by the Issuer of at least $10 million of trailing twelve months Adjusted EBITDA; and

•     An additional 20% of the options in each Option Group will vest upon the earlier to occur of (i) the fifth anniversary of the Date of Grant or (ii) the achievement by the Issuer of at least $12.5 million of trailing twelve months Adjusted EBITDA.

For purposes of the this option grant: (i) the phrase “trailing twelve months Adjusted EBITDA” means the (a) earnings before interest taxes depreciation and amortization (“EBITDA”) of the Issuer less (b) the amount of Acquired Base EBITDA (defined below), in each case, for the twelve full calendar months prior to the date such amount is being measured, as calculated by the Issuer on a monthly basis and (ii) the phrase “Acquired Base EBITDA” means an amount equal to the aggregate amount of EBITDA of the Issuer attributable to all businesses acquired by the Issuer (whether by asset purchase, equity purchase, merger or otherwise), since the Date of Grant, all as determined by the Issuer.

Gren Option Shares

On March 30, 2012, the Compensation Committee of the Board of Directors of the Issuer granted a total of 90,000 non-qualified options to purchase Common Stock to Mr. Gren in his capacity as President and General Manager of Rio Garment, S.A, and President of Hampshire International LLC, under the Issuer’s 2009 Plan pursuant to an Option Grant Notice and Agreement. The options are exercisable at an exercise price of $2.05 per share. Options to purchase 22,500 shares of Common Stock are currently vested and exercisable. The balance of the options will vest and become exercisable in equal installments on December 31st of each of 2013, 2014 and 2015.

Page 12 of 16 Pages

Item 5.  Interest in the Securities of the Issuer

(a)      See rows (11) and (13) of the cover page for each of the Reporting Persons at the beginning of this Amendment No. 2 to Schedule 13D, and “Item 4. Purpose of Transaction,” which are incorporated herein by reference.

(b)      See rows (7) through (10) of the cover page for each Reporting Person at the beginning of this Amendment No. 2 to Schedule 13D, and “Item 4. Purpose of Transaction,” which are incorporated herein by reference.

(c)      Pursuant to the applicable terms of the Merger Agreement, (i) on September 6, 2012, 60,258 additional shares of Common Stock, which were previously held back in connection with potential tax indemnification claims, were issued to BGY on behalf of the Equityholders and (ii) on September 5, 2013, 959,429 additional shares of Common Stock, which were previously held back in connection with potential tax indemnification claims and other potential claims based upon Equityholders’ breach of their representations and warranties or covenants in the Merger Agreement, were issued to BGY on behalf of the Equityholders. See “Item 4. Purpose of Transaction. Merger Agreement.”

On July 17, 2013, the Compensation Committee of the Board of Directors of the Issuer granted a total of 1,000,000 non-qualified options to purchase Common Stock to Buxbaum in his capacity as the Issuer’s Chairman of the Board, President and Chief Executive Officer, under the Issuer’s 2009 Plan pursuant to an Option Grant Notice and Agreement dated as of July 17, 2013. See “Item 4. Purpose of Transaction. Buxbaum Option Shares.”

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

As noted above, all Merger Consideration Shares are subject to distribution by BGY to the Equityholders pursuant to the terms and conditions of a distribution agreement entered into by and among BGY and the Equityholders.  To the extent issued to BGY under the Merger Agreement, the Merger Consideration Shares shall be distributed to each Equityholder in such amounts and on such dates as set forth therein, subject to the conditions set forth therein.

In connection with the Merger Agreement, BGY and the Equityholders (collectively, the “Stockholders”) entered into a voting agreement (the “Voting Agreement”).  The Voting Agreement was amended and restated as of April 5, 2013 (the “Amended and Restated Voting Agreement”). The Amended and Restated Voting Agreement provides that, for as long as the Stockholders have a right to designate a nominee to the Issuer’s board of directors (the “Board”) pursuant to the Stockholders Rights Agreement, as amended (as defined and more fully described below), the Stockholders are required to vote the Covered Subject Shares (as defined below) in favor of each other nominee to the Board nominated for election by the Nominating and Corporate Governance Committee of the Board.  In addition, the Amended and Restated Voting Agreement provides that, if requested by the Issuer, the Stockholders are obligated to vote the Covered Subject Shares in favor of certain amendments to the Issuer’s Certificate of Incorporation. “Covered Subject Shares” means (i) two-thirds of the Merger Consideration Shares held by the Stockholders (and any shares subsequently acquired) through August 24, 2014 and (ii) one-third of the Merger Consideration Shares held by the Stockholders (and any shares subsequently acquired) from August 25, 2014 through August 24, 2015. If the Amended and Restated Voting Agreement has not already been terminated in accordance with the terms and conditions set forth therein, the Amended and Restated Voting Agreement will terminate automatically on August 25, 2015.

Page 13 of 16 Pages

In connection with the Merger Agreement, the Equityholders also entered into a stockholder rights agreement (the “Stockholder Rights Agreement”), pursuant to which the Equityholders have the right to designate two members to the Board (subject to reduction upon the occurrence of certain events as provided therein).  The Stockholder Rights Agreement was amended as of April 5, 2013. As amended, the Stockholder Rights Agreement provides that the Equityholders and their affiliates (including BGY) are subject to a standstill with respect to acquisitions of the Issuer’s Common Stock until January 1, 2014. However, the Equityholders and their affiliates (including BGY) are not prohibited from acquiring, after September 1, 2011, shares of the Issuer’s Common Stock if the Equityholders and their affiliates (including BGY) would not, as a result of such acquisitions, beneficially own more than 34.9% (the “Permitted Cap”) of the total outstanding Common Stock of the Issuer (subject to certain exceptions).

Pursuant to the Stockholder Rights Agreement, the Equityholders are entitled to certain “piggy-back” registration rights with the respect to the Merger Consideration Shares.

The descriptions of the Amended and Restated Voting Agreement and the Stockholder Rights Agreement contained in this Amendment No. 2 to Schedule 13D are qualified in their entirety by reference to the full text of the Amended and Restated Voting Agreement and the Stockholder Rights Agreement, and amendment, copies of which have been disclosed in the Issuer’s Current Reports on Form 8-K filed with the Securities Exchange Commission on June 17, 2011 and April 9, 2013.

Item 7. Material to be Filed as Exhibits

Exhibit A

Agreement and Plan of Merger, dated June 13, 2011, by and among the Issuer, Merger Sub, Rio, the Equityholders and BGY (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on June 17, 2011).

Exhibit B

Amendment to Agreement and Plan of Merger, dated August 15, 2011, by and among the Issuer, Merger Sub, Rio and BGY (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on August 17, 2011).

Exhibit C

Amendment No. 2 to Agreement and Plan of Merger, dated August 15, 2011, by and among the Issuer, Merger Sub, Rio and BGY (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on August 30, 2011).

Exhibit D	Voting Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on June 17, 2011).

Exhibit E	Stockholder Rights Agreement (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on June 17, 2011).

Exhibit F

Letter Agreement Amendment to Agreement and Plan of Merger, dated as of March 7, 2013, by and among the Issuer, Rio Garment S.A. (successor in interest to Rio) and BGY (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on March 13, 2013).

Exhibit G

Letter Agreement Amendment to Agreement and Plan of Merger, dated as of April 5, 2013, by and among the Issuer, Rio Garment S.A. (successor in interest to Rio) and BGY (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on April 9, 2013).

Exhibit H

Amended and Restated Voting Agreement, dated as of April 5, 2013, by and among the Issuer, BGY, Paul Buxbaum, David Gren and YIH III, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on April 9, 2013).

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Exhibit I

Letter Agreement Amendment to Stockholder Rights Agreement, dated as of April 5, 2013, by and among the Issuer, Paul Buxbaum, David Gren and YIH III, LLC (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on April 9, 2013).

Exhibit J	Form of Option Grant Notice and Agreement (incorporated by reference to the Issuer’s Annual Report on Form 10-K filed with the Securities Exchange Commission on March 19, 2012).

Exhibit K

Option Grant Notice and Agreement dated as of July 17, 2013 between the Issuer and Paul Buxbaum (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on July 23, 2013).

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Signature

After reasonable inquiry, and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2013

BGY II, LLC

By:	/s/ Benjamin C. Yogel Name: Benjamin C. Yogel Title: Member, Managing

/s/ Paul Buxbaum Paul Buxbaum

/s/ David Gren David Gren

YIH III, LLC

By:	/s/ Benjamin C. Yogel Name: Benjamin C. Yogel Title: Member of the Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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